December 16, 2013

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Ms. Tia L. Jenkins
Senior Assistant Chief Accountant,
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission

Re: Primero Mining Corp.
       Form 40-F for the Year Ended December 31, 2012
       Filed April 2, 2013
       Response Dated November 8, 2013
       File No. 001-35278

Dear Ms. Jenkins:

Primero Mining Corp. (“Primero” or the “Company”) hereby acknowledges receipt of the comment letter dated December 6, 2013 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F (the “Form 40-F”).

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-type face below, followed by our responses. Terms used but not defined herein have the meanings set forth in the Form 40-F.

Form 40-F for the Year Ended December 31, 2012
Exhibit 99.2
Notes to the Consolidated Financial Statements
3. Significant accounting policies, page 8
(h) Mining interests
(vi) Depreciation and depletion, page 14

1. We have reviewed your response to prior comment 2 and discussed with you on December 3, 2013 the proposed alternate depletion pools methodology that you plan to apply prospectively from October 1, 2013. Please provide us with further clarifications on your proposed accounting policy disclosures to address the following items:

  Disclose the value amount assigned to the depletable component and non-depletable component of your mining property;

  Disclose the specific amount of the mineral reserves and resources (by category) that are included in the depletion basis for your mining property depletion calculation;

  Disclose the nature and amount of development costs that are included in the depletion calculation. Disclose the amount of future development costs that are included and describe how these costs are determined;

  Disclose the amount of depletion expense of mining assets for each period presented both with and without the inclusion of inferred resources in the denominator and future development costs in the numerator.

Please provide us with a draft of proposed disclosures to be included in your future filings.

Response:

The Company intends to include the following proposed disclosures in its financial statements for the year ending December 31, 2013 and similar disclosures in its financial statements for other future periods.

To be included under the Significant accounting policies note

Mining properties are depleted using the units-of-production method over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. Depletion is calculated on a mine-by-mine basis. If a mine has significant components with differing useful lives, depletion is calculated based on the useful life of each component. For the years ended December 31, 2013 and 2012, the Company had one operating mine, the San Dimas mine, and therefore all of the depletion in the years ended December 31, 2013 and 2012 relates to the San Dimas mine.

Mineralization at the San Dimas mine is segregated into proven and probable reserves, inferred resources and exploration potential. The definitions applied by the Company to these categories of mineralization are as follows:

a)

Mineral Reserve - the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

b)

Measured mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

c)

Indicated mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

d)

Inferred mineral resource - that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

e)

Exploration potential – mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s acquisition fair value determination, but without the necessary level of measurement precision to enable it to be classified as a mineral reserve or resource as defined by NI 43-101.

During the year ended December 31, 2013, the Company changed the depletion estimation methodology for the San Dimas mine. This change in methodology is considered a change in estimate and has been accounted for prospectively from October 1, 2013. Prior to the change in estimate, the total mining property capitalized in respect of the San Dimas asset was depleted on a units-of-production basis over 100% of probable reserves and 75% of inferred resources and exploration potential. The depletion estimation methodology was revised in order to divide the total mining property capitalized in respect of the San Dimas asset into a depletable component and a non-depletable component. The value assigned to the depletable component is equal to the value assigned to the proven and probable reserves and inferred resources of the San Dimas asset. The value assigned to the non-depletable component is the value assigned to the exploration potential of the San Dimas asset. The allocation of values to the proven and probable reserves, inferred resources and exploration potential of the San Dimas asset are based on the discounted cash flow analysis of the Company’s life-of-mine plan. The depletable component of the capitalized total mining property is depleted over 100% of reserves and a portion of resources included in the Company’s life-of-mine plan. The non-depletable component is not depleted but, in combination with the depletable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable. This change in estimate has not had a material impact on the Company’s depletion expense in the current period and is not expected to have a material impact in future periods.

Each year, coincident with the updated reserve and resource statement and preparation of the updated life-of-mine plan, the Company expects that a portion of inferred resources will be transferred to reserves and a portion of exploration potential will be transferred to inferred resources. As a result, the category of non-depletable mineralization is expected to reduce and, in the absence of further additions to exploration potential, eventually be fully classified within the depletable component.

When considering the percentage of resources to include in the depletion base of the depletable component, management considers which of the Company’s inferred resources are believed to eventually be classified as measured and indicated resources, and if economically recoverable, will be included in proved and probable reserves. In assessing which resources to include so as to best reflect the useful life of the mine, management considers resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes into account management’s view of the gold price and exchange rates. In addition, in order to determine the proportion of resources to include in the depletion base, management considers the existence, commercial viability and potential economic recovery of such resources based on historical experience and available geological and drilling information of the area under consideration and other operations/parts of the mine that are contiguous to the area under consideration. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain of the inferred resources, are included in the calculation of depletion.

The Company capitalizes certain development costs to mining properties. Development costs generally comprise expenditures for drifts to access resources and exploration potential and costs to construct raises and ramps. Development costs incurred during a period are added to the total mining property capitalized at the commencement of the period in calculating the depletion expense. Future development costs necessary to access inferred resources, have been taken into account when determining the pattern of depletion for the Company’s mining properties; such costs are included in the life-of-mine plan and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work to access resources. Where applicable, future development costs required to access inferred resources and exploration potential are factored into the calculation of depletion expense.

Due to the fact that the economic assumptions used to estimate the proved and probable reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the resources and proved and probable reserves may change from year to year. Changes in the proved and probable reserves and the inferred resource base used in the life-of -mine plan may affect the calculation of depletion and such changes are recognized prospectively.

To be included under the Mining interests note

Depletion expense is calculated on a units-of-production basis over the estimated useful life of each mining property, being the number of production units expected to be obtained from the property. From January 1, 2012 to September 30, 2013, the entire mining property capitalized for the San Dimas asset was depleted on a units-of-production basis that included 100% of proven and probable reserves and 75% of inferred resources and exploration potential. Commencing as of October 1, 2013, the San Dimas asset was divided into a depletable pool, attributable to proven and probable reserves and inferred resources, and a non-depletable pool, attributable to exploration potential. For the three months ended December 31, 2013, the value assigned to the depletable component was $<> million and the value assigned to the non-depletable component was $<> million.

For the year ended December 31, 2012 and the nine months ended September 30, 2013, the San Dimas asset was depleted based on inclusion of 100% of proven and probable reserves and 75% of inferred resources and exploration potential. For the year ended December 31, 2012, this represented an average of <> million ounces of reserves, <> million ounces of inferred resources and <>million ounces of exploration potential. For the nine months ended September 30, 2013, this represented an average of <> million ounces of reserves, <>million ounces of inferred resources and <>million ounces of exploration potential. For the three months ended December 31, 2013, the depletable pool was depleted on a units-of-production basis based on inclusion of 100% of proven and probable reserves and 75% of inferred resources. For the three months ended December 31, 2013, this represented an average of <> million ounces of proven and probable reserves and <> million ounces of inferred resources.

For the year ended December 31, 2012, the nine months ended September 30, 2013 and the three months ended December 31, 2013, $<> million, $<> million and $<> million, respectively, of development costs were included in the recognized value of mining properties of which $<> million, $<> million and $<> million respectively, were included in the depletable component. For the year ended December 31, 2012, the nine months ended September 30, 2013 and the three months ended December 31, 2013, $<> million, $<> million and $<> million, respectively, of future development costs were included in the calculation of depletion expense.

Depletion expense for the year ended December 31, 2013 was $<>million (2012 - $<>million). Had the depletion expense been calculated without inclusion of inferred resources and, where applicable, exploration potential, and related future development costs, the depletion expense would have been $<> million (2012 - $<> million).

The basis for calculating the depletion expense is described in Note X, Significant accounting policies.”

In connection with the comment above, please revise Management’s Discussion and Analysis in future filings to provide a critical accounting policy that addresses your method of depreciating mining-related assets. Please address the following items:

  Define your accounting policy and describe the methodology used to determine the values assigned to the depletable component and non-depletable component of your mineral property;

  Discuss how and when you plan to evaluate the non-depletable component for impairment and discuss assumptions used.

  Describe the circumstances under which each category of resource is included in the depletion calculation, describe management’s assumptions concerning these resources (i.e., circumstances under which the resources may be economically mined, additional timing and work to convert the resources to reserves, gold pricing concerns, etc.), and describe your history of converting resources to reserves;

  Disclose the amount of mineral reserves and resources (by category) that were included in the depletion calculation for each year for which an income statement is presented. Discuss the variations in the methodology from year to year;

  Describe how you risk-weighted the resources included in the depreciation calculation;

  Disclose the future development costs that are included in the depreciation calculation for each year for which an income statement is presented. Describe how these costs are determined;

  Provide all of the requested disclosures on an overall basis and on a mine-by-mine basis as necessary. Discuss the uncertainties surrounding management’s estimates and also how changes in the estimates would affect depreciation expense.

Please provide us with a draft of proposed disclosures to be included in your future filings.

Response:

The Company intends to include the following proposed disclosures in its Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2013 and in its MD&A for other future periods.

To be included under a new section in the Company’s MD&A called “Critical accounting policy –Depletion of mining properties”:

Mining properties are depleted using a units-of-production basis over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. Depletion is calculated on a mine-by-mine basis. During the year ended December 31, 2013 and prior periods, the Company had one operating mine, San Dimas, which contains mineralization that is segregated into proven and probable reserves, inferred resources and exploration potential.

The definitions applied by the Company in respect of the various categories of mineralization are as follows:

a)

Mineral Reserve - the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

b)

Measured mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

c)

Indicated mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

d)

Inferred mineral resource - that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

e)

Exploration potential – mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s acquisition fair value determination, but without the necessary level of measurement precision to enable it to be classified as a mineral reserve or resource as defined by NI 43-101.

During the year ended December 31, 2013, the Company changed the depletion estimation methodology for the San Dimas mine. This change in methodology is considered a change in estimate and has been accounted for prospectively from October 1, 2013. Prior to the change in estimate, the total mining property capitalized in respect of the San Dimas asset was depleted on a units-of-production basis over 100% of probable reserves and 75% of each of inferred resources and exploration potential. The depletion estimation methodology was revised in order to divide the capitalized total mining property in respect of the San Dimas asset into a depletable component and a non-depletable component. The value assigned to the depletable component is equal to the value assigned to the proven and probable reserves and inferred resources of the San Dimas asset. The value assigned to the non-depletable component is the value assigned to the exploration potential of the San Dimas asset. The allocation of values to the proven and probable reserves, inferred resources and exploration potential of the San Dimas asset is based on the discounted cash flow analysis of the Company’s life-of-mine plan. The depletable component of the capitalized total mining property is depleted over 100% of reserves and a portion of resources included in the Company’s life-of-mine plan. The non-depletable component is not depleted but, in combination with the depletable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable. This change in estimate did not have a material impact on the Company’s depletion expense in the current period and is not expected to have a material impact in future periods.

Values attributable to the proven and probable reserves, inferred resources and exploration potential of the San Dimas asset were originally assigned to each of these three categories of mineralization based on the Company’s purchase price allocation on the date of acquisition of the San Dimas mine. The purchase price allocation was based on a discounted cash flow analysis based on the Company’s life-of mine-plan. At least annually, the Company updates its reserve and resource statement which is used, in combination with other technical and operating data, to update its life-of-mine plan. As at December 31, 2011, the Company changed its reserve and resource estimation methodology from a polygonal approach to a geostatistical approach, which resulted in reclassifications of a portion of reserves to inferred resources and a significant amount of inferred resources to exploration potential. Amounts were reallocated to the three categories of mineralization based on the Company’s updated life-of-mine plan, which reflected the reclassifications resulting from the change in estimation methodology. Since December 31, 2011, the recognized values (before accounting for depletion) of reserves, inferred resources and exploration potential have changed due to capital expenditures incurred and transfers resulting from reserve and resource statement updates.

Prior to the change in depletion estimation methodology, the Company included 100% of the value of the San Dimas mining property in the depletion calculation. As a result of the change in depletion estimation methodology for the San Dimas mine, the Company assigned a value of $<>to the depletable component as at October 1, 2013, which value is attributable to the mine’s reserves and inferred resources, and $<>to the non-depletable component as at October 1, 2013, which value is attributable to the mine’s exploration potential. The depletable component is depleted over 100% of reserves and 75% of inferred resources for the three-months ended December 31, 2013. The non-depletable component is not depleted.

Each year, coincident with the updated reserve and resource statement and preparation of the updated life-of-mine plan, the Company expects that a portion of inferred resources will be transferred to reserves and a portion of exploration potential will be transferred to inferred resources. As a result, the category of non-depletable mineralization is expected to reduce and, in the absence of further additions to exploration potential, eventually be fully classified within the depletable component.

When considering the percentage of inferred resources to include in the depletion base of the depletable component, management considered what portion of the Company’s inferred resources are expected to be classified as measured and indicated resources, and if economically recoverable, are expected to be included in proved and probable reserves. In completing its assessment as to which resources to include so as to best reflect the useful life of the mine, management considered resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources needed to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes into account management’s view of the gold price and exchange rates.

In addition, in order to determine which proportion of resources should be included in the depletion base, management considered the existence, commercial viability and potential economic recovery of such resources based on historical experience and available geological and drilling information of the area under consideration and other operations/parts of the mine, that are contiguous to the area under consideration. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain of the inferred resources, are included in the calculation of depletion.

Inferred resources are established based on more limited information than measured or indicated resources and reserves. The Company has risk-weighted the inferred resources included in the San Dimas depletion calculation considering the following factors:

i.	Both historic and recent rates of conversion of inferred resources to reserves at the San Dimas mine;

ii.

The nature of the ore deposit and the physical characteristics of the mine site. Exploration from the surface at San Dimas is challenging due to topographical challenges and accordingly the definition drilling required to establish resources is delayed due to the time required to develop access to underground drilling stations. This delay has historically limited the quantity of reserves that can be identified for future mining at San Dimas at any point in time. Accordingly, the San Dimas mine has historically had a short reserve life, however, management is confident that inferred resources and exploration potential will convert to reserves as development progresses;

iii.

Management is required under IFRS to assess the useful life of the San Dimas mine and management believes that inclusion of a portion of inferred resources provides a more accurate estimate as the useful life of the San Dimas mine for calculation of depletion expense. Estimating the useful life of the San Dimas mine without inclusion of a portion of inferred resources would, in management’s opinion, result in an inappropriately short estimate of the life of the San Dimas mine;

iv.

The change in reserve and resource estimation methodology as at December 31, 2011 from a polygonal approach to a geostatistical approach, which resulted in a transfer of estimated mineral reserves to inferred resources and the reclassification of a substantial portion of inferred resources to exploration potential. Given the high proportion of inferred resources previously classified as proven and probable reserves under the polygonal method, management has a high level of confidence that these inferred resources will be converted into production.

Based on these factors, the Company determined for periods prior to the adoption of the component methodology discussed above to include 100% of probable reserves and 75% of each of inferred resources and exploration potential in the depletion calculation for the year ended December 31, 2012 and the nine months ended September 30, 2013. For periods following the change in depletion estimation methodology, the Company has determined to include 100% of probable reserves and 75% of inferred resources in the depletion calculation for the three months ended December 31, 2013. The Company believes that inclusion of both probable reserves and 75% of inferred resources and, where applicable, exploration potential, in the depletion calculation is supported by the long mining history at the San Dimas mine with an average historical conversion rate of approximately 90% of inferred resources into reserves.

Future capital expenditures necessary to access these inferred resources have been taken into account when determining the pattern of depletion charge for these operations. These costs are included in the life-of-mine plan and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work.

Depletion expense is calculated on a units-of-production basis over the estimated useful life of each mining property, being the number of production units expected to be obtained from the property. From January 1, 2012 to September 30, 2013, the entire mining property capitalized for the San Dimas asset was depleted on a units-of-production basis based on inclusion of 100% of proven and probable reserves and 75% of inferred resources and exploration potential. Commencing as of October 1, 2013, the San Dimas asset was divided into a depletable pool, attributable to proven and probable reserves and inferred resources, and a non-depletable pool, attributable to exploration potential. For the three months ended December 31, 2013, the value assigned to the depletable component was $<> million and the value assigned to the non-depletable component was $<> million.

For the year ended December 31, 2012 and the nine months ended September 30, 2013, the San Dimas asset has been depleted based on inclusion of 100% of proven and probable reserves and 75% of inferred resources and exploration potential. For the year ended December 31, 2012, this represented an average of <>million ounces of reserves, <> million ounces of inferred resources and <> million ounces of exploration potential. For the nine months ended September 30, 2013, this represented an average of <> million ounces of reserves, <> million ounces of inferred resources and <> million ounces of exploration potential. For the three months ended December 31, 2013, the depletable pool has been depleted on a units-of-production basis based on inclusion of 100% of proven and probable reserves and 75% of inferred resources. For the three months ended December 31, 2013, this represented an average of <> million ounces of proven and probable reserves and <>million ounces of inferred resources.

For the year ended December 31, 2012, the nine months ended September 30, 2013 and the three months ended December 31, 2013, $<> million, $<> million and $<> million, respectively, of development costs were included in the recognized value of mining properties of which $<> million, $<> million and $<> million, respectively, were included in the depletable component. For the year ended December 31, 2012, the nine months ended September 30, 2013 and the three months ended December 31, 2013, $<> million, $<> million and $<> million, respectively, of future development costs were included in the calculation of depletion expense.

Depletion expense for the year ended December 31, 2013 was $<>million (2012 - $<> million). Had the depletion expense been calculated without inclusion of inferred resources and, where applicable, exploration potential, the depletion expense would have been $<> million (2012 - $<> million).

Due to the fact that the economic assumptions used to estimate the proved and probable reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the resources and proved and probable reserves may change from year to year. Changes in the proved and probable reserves and inferred resources used in the life-of -mine plan may affect the depletion calculation and such changes are recognized prospectively.

To be included under Critical accounting estimates and judgments - Mining interests and impairment testing)

Mining properties are depleted using a units-of-production basis over a mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. If a mine has significant parts with differing useful lives, depletion is calculated based on the useful life of each part. For certain mines, including the San Dimas mine, the Company may segregate the recognized value of the mine between its “depletable” and “non-depletable” parts. For the San Dimas mine, the value assigned to the depletable component is that which is recognized in respect of the mine’s reserves and resources, while the value assigned to the non-depletable component is that which relates to exploration potential. If estimates of the value of the “depletable” and “non-depletable” parts of a mining property prove to be inaccurate, this could increase the amount of future depletion expense which would reduce the Company’s net income and net assets.

The Company depletes the San Dimas mine based on estimates of the production to be derived over the life of the mine that are attributable to proven and probable reserves and inferred resources. The Company has estimated that 100% of proven and probable reserves and 75% of inferred resources will be recovered. If these estimates of reserves and resources expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves and resources expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s income and net assets.

The Company reviews and evaluates its mining interests for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. The carrying amounts of the assets are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

The Company bases its impairment calculation on detailed budgets and forecasts which are prepared separately for each of the Company’s Cash Generating Units (“CGU”) to which the individual assets are allocated. The Company currently has two CGUs, the San Dimas mine and the Cerro del Gallo project. These budgets and forecasts generally cover the life of the mine. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, an impairment is recognized immediately as an expense and the carrying amount is reduced to its recoverable amount. There has been no change to this policy as a result of the change in depletion estimate. The depletable and the non-depletable components of a mine together constitute one CGU. Impairment is assessed at the CGU level.

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We appreciate your interest in the Company’s financial reporting and trust these responses address your comments.

Yours truly,

Primero Mining Corp.

“David Blaiklock”

David Blaiklock

Chief Financial Officer